UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of April 2008

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2008

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By	/s/ José Luís Magalhães Salazar
Name:	José Luís Magalhães Salazar
Title:	Investor Relations Officer

TELEMAR PARTICIPAÇÕES S.A.

Corporate Taxpayer Registration (CNPJ/MF) No. 02.107.946/0001-87

Business Registration Number (NIRE) 3330016601-7

Public Company

TELE NORTE LESTE PARTICIPAÇÕES S.A. PUBLIC COMPANY CNPJ/MF No. 02.558.134/0001-58 NIRE 33 3 0026253 9	TELEMAR NORTE LESTE S.A. PUBLIC COMPANY CNPJ/MF No. 33.000.118/0001-79 NIRE 33 3 0015258 0

NOTICE TO THE MARKET

Telemar Participações S.A. (Tmar Part) in attention to the requests for information received on the date hereof from the Comissão de Valores Mobiliários (Ofício/CVM/SEP/GEA-2/No060/08) and from the Bolsa de Valores de São Paulo – Bovespa (letter GAE 629/08), jointly with its controlled companies Tele Norte Leste Participações S.A. and Telemar Norte Leste S.A, hereby informs the market the following regarding the information contained in today’s newspapers:

1.	The negotiations aiming at the acquisition of control of Brasil Telecom Participações S.A. (BRT), which were informed by the companies on 1/9/2008, 1/10/2008, 1/30/2008 and 2/6/2008, continue to occur, but they have not yet been concluded.

2.	It has come to our acknowledgement that the relevant negotiation obstacles existing between the controlling shareholders of BRT would have been overcame and, once this fact is confirmed, we expect to have our negotiations intensified and receiving a new dynamic to conclude the intended acquisition.

3.	Thus, we hereby reaffirm that, until this moment, the parties have not yet reached an agreement regarding the terms of the transaction and no document was signed in this respect.

Rio de Janeiro, March 28, 2008.

TELEMAR PARTICIPAÇÕES S.A.

Investors Relations Officer

Fabio Schvartsman

TELE NORTE LESTE PARTICIPAÇÕES S.A.

Investors Relations Officer

José Luís Magalhães Salazar

TELEMAR NORTE LESTE S.A.

Investors Relations Officer

José Luís Magalhães Salazar